SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Rouse Properties, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

779287101

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

 (212) 728−8000

March 16, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Page 2 of 27 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,902*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,902*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,902 shares of Common Stock, representing 23.70% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

2

CUSIP No. 779287101	Page 3 of 27 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,902*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,902*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,902 shares of Common Stock, representing 23.70% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

3

CUSIP No. 779287101	Page 4 of 27 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,902*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,902*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,902 shares of Common Stock, representing 23.70% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

4

CUSIP No. 779287101	Page 5 of 27 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 265,725*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 265,725*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 265,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

5

CUSIP No. 779287101	Page 6 of 27 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 530,635*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 530,635*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 530,635*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.09%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

6

CUSIP No. 779287101	Page 7 of 27 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,774*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,774*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 177,774*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

7

CUSIP No. 779287101	Page 8 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,393*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,393*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 178,393*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

8

CUSIP No. 779287101	Page 9 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,165,708*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,165,708*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,165,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

9

CUSIP No. 779287101	Page 10 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,993,647*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,993,647*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,993,647*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.67%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

10

CUSIP No. 779287101	Page 11 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,578,549*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,578,549*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,578,549*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.38%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

11

CUSIP No. 779287101	Page 12 of 27 Pages

SCHEDULE 13D

NAME OF REPORTING PERSONS Partners Limited
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
SEC USE ONLY
SOURCE OF FUNDS AF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,578,549*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,578,549*
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,578,549*
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.38%*
TYPE OF REPORTING PERSON OO

* See Item 5.

12

CUSIP No. 779287101	Page 13 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,578,549*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,578,549*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,578,549*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.38%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

13

CUSIP No. 779287101	Page 14 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,902*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,902*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

14

CUSIP No. 779287101	Page 15 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,902*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,902*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

15

CUSIP No. 779287101	Page 16 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,902*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,902*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%*
14	TYPE OF REPORTING PERSON PN

*By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,902 shares of Common Stock, representing 23.70% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

16

CUSIP No. 779287101	Page 17 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,993,647*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,993,647*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,993,647*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.67%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 26,578,549 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 54.38% of the shares of Common Stock. See Item 5.

17

CUSIP No. 779287101	Page 18 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,578,549*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,578,549*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,578,549*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.38%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

18

CUSIP No. 779287101	Page 19 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,578,549*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,578,549*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,578,549*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.38%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

19

CUSIP No. 779287101	Page 20 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield REP GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,578,549*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,578,549*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,578,549*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.38%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

20

CUSIP No. 779287101	Page 21 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings R 1 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,584,902*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,584,902*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

21

CUSIP No. 779287101	Page 22 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings R 2 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,993,647*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,993,647*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,993,647*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.67%*
14	TYPE OF REPORTING PERSON CO

* See Item 5

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Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D) and amended on March 12, 2012 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the common stock, par value $0.01 per shares (“Common Stock”), of Rouse Properties, Inc. a Delaware Corporation (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended in its entirety as follows:

The shares of Common Stock reported herein by the Reporting Persons were received in connection with, (i) the Spin-off (defined in Item 4), in the case of each of the Investment Vehicles, (ii) the Contribution and Exchange Transaction (defined in Item 4), in the case of Holdco 1 and Holdco 2, (iii) the Rights Offering (defined in Item 4), in the case of BRH V and Holdco 2, and (iv) the Standby Agreement (defined in Item 4), in the case of Holdco 2. The number of shares of Common Stock held by the Investment Vehicles, Holdco 1 and Holdco 2, including the number of Rights Shares and Standby Shares (both defined in Item 4) purchased in the Rights Offering or pursuant to the Standby Agreement and the price per share of such Rights Shares or Standby Shares, is set forth in the table below. Funds for the purchase of the Rights Shares and the Standby Shares reported herein by the Reporting Persons were derived from the working capital of the Investment Vehicles who purchased shares of Common Stock in connection with the Rights Offering and the Standby Agreement.

Reporting Person	Number of Shares of Common Stock	Number of Rights Shares/Standby Shares	Price of Rights Shares/Standby Shares ($ per share)	Beneficial Ownership
BRH	2,946,661	N/A	N/A	6.03%
BRH II	2,012,058	N/A	N/A	4.12%
BRH III	2,307,948	N/A	N/A	4.72%
BRH IV-A	265,725	N/A	N/A	0.54%
BRH IV-B (1)	530,635	N/A	N/A	1.09%
BRH IV-C (1)	177,774	N/A	N/A	0.36%
BRH IV-D	178,393	N/A	N/A	0.36%
BRH V (2)	3,165,708	2,565,535	$15	6.48%
Total:	11,584,902	2,565,535	$15	23.70%
Holdco 1	9,019,367	N/A	N/A	18.45%

BRH VI	14,993,647	10,670,031	$15	30.67%
Holdco 2	14,993,647	10,670,031	$15	30.67%

Total:	26,578,549	13,235,566	N/A	54.38%

(1)	The shares of Common Stock are held directly by Holdco 1 and indirectly held by Brookfield US Retail Holdings LLC, which owns a number of shares in Holdco 1 proportionate to such number of shares of Common Stock. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held indirectly by Brookfield US Retail Holdings LLC. See Item 6.
(2)	2,565,535 shares of Common Stock are held directly by BRH V and not indirectly through Holdco 1.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include:

Prior to the expiration of the rights offering on March 16, 2012, which the Company conducted for up to 13,333,333 shares of Common Stock (the “Rights Offering”), BRH V and Holdco 2 each exercised its basic subscription right to purchase its pro rata proportion of the shares of Common Stock offered in the Rights Offering. BRH V exercised overallotment rights to purchase up to 756,470 additional shares of Common Stock offered in the Rights Offering and Holdco 2 exercised their oversubscription privilege under the Rights Offering to purchase up to 3,174,980 additional shares of Common Stock offered in the Rights Offering. Additionally, US Corp. assigned its contractual obligation pursuant to the Standby Agreement to purchase any remaining shares that were not subscribed for upon the completion of the Rights Offering at the price of $15 per share, in an aggregate amount of up to $200,000,000.00 (the “Standby Obligation”) to Holdco 2.

23

As a result of the expiration of the Rights Offering, BRH V and Holdco 2 acquired beneficial ownership of 2,565,535 and 4,318,074 shares of Common Stock, respectively, for which they exercised their basic subscription rights and their oversubscription privilege under the Rights Offering (the “Rights Shares”). Additionally, pursuant to the Standby Obligation, Holdco 2 will acquire beneficial ownership of an additional 6,351,957 shares of Common Stock (the “Standby Shares”). The consummation of the acquisition of the Rights Shares and the Standby Shares is expected to occur on or about March 23, 2012.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on March 16, 2012, the Investment Vehicles beneficially owned and indirectly held through Holdco 1, or directly held, the shares of Common Stock indicated on the following table or as described below. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 35,546,639 shares of Common Stock reported by the Company outstanding as of January 23, 2012 following the Spin-off plus the 13,333,333 shares of Common Stock issued pursuant to the Rights Offering and the Standby Agreement.

Reporting Person	Common Stock	Beneficial Ownership
BRH	2,946,661	6.03%
BRH II	2,012,058	4.12%
BRH III	2,307,948	4.72%
BRH IV-A	265,725	0.54%
BRH IV-B (1)	530,635	1.09%
BRH IV-C (1)	177,774	0.36%
BRH IV-D	178,393	0.36%
BRH V (2)	3,165,708	6.48%
Total:	11,584,902	23.70%
Holdco 1	9,019,367	18.45%
(1)	The shares of Common Stock are held directly by Holdco 1 and indirectly held by Brookfield US Retail Holdings LLC, which owns a number of shares in Holdco 1 proportionate to such number of shares of Common Stock. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held indirectly by Brookfield US Retail Holdings LLC. See Item 6.
(2)	2,565,535 shares of Common Stock are held directly by BRH V and not indirectly through Holdco 1.

As a result of the Contribution and Exchange Transaction, Rights Offering and Standby Agreement, Holdco 2 beneficially owned and directly held 14,993,647 shares of Common Stock, representing approximately 30.67%. As the sole shareholder of Holdco 2, BRH VI may be deemed to beneficially own all of the shares of Common Stock directly held by Holdco 2, consisting of 14,993,647 shares of Common Stock, representing approximately 30.67% of the shares of Common Stock.  As direct and indirect controlling persons of BRH VI, BR Split II, BRGP, US Corp., US Holdings, and Brookfield may be deemed to share with BRH VI beneficial ownership of such shares of Common Stock.

24

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock owned by each of the Investment Vehicles, consisting of 11,584,902 shares of Common Stock, collectively representing 23.70% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock.

Split LP is the non-managing member of BRH. By virtue of (i) its ability under the Operating Agreement of BRH to appoint and remove the board of directors of BRH and (ii) the ability of the board of directors of BRH to direct BAM Canada on behalf of BRH to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), Split LP may be deemed to share voting and investment power with respect to the 11,584,902 shares of Common Stock owned by the Investment Vehicles, representing approximately 23.70% of the shares of the Common Stock. As direct and indirect controlling persons of Split LP, BRGP, US Holdings, US Corp. and Brookfield may be deemed to share with Split LP beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 26,578,549 shares of Common Stock, constituting beneficial ownership of 54.38% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Except as otherwise described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock since the date of Amendment No. 1.

25

(d) As described in Item 4, pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles. Pursuant to the terms of the BRH IV-B Agreement and the BRH IV-C Agreement (described in Item 6), BUSRH, as the holder of shares of Common Stock, has agreed to distribute to BRH IV-B and BRH IV-C, as applicable, any distributions or cash payments received by BUSRH with respect to the shares of Common Stock held by it.

(e) Not applicable.

26

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2012	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: March 20, 2012	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso Title: Secretary

Dated: March 20, 2012	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

Dated: March 20, 2012	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 20, 2012	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

27

Dated: March 20, 2012	brookfield retail split lp

	By:	Brookfield REP GP Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

Dated: March 20, 2012	brookfield US Holdings Inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic Title: Vice President

Dated: March 20, 2012	brookfield US Corporation

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

28

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS II LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS III LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS IV-A LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

29

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS IV-B LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS IV-C LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS IV-D LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

30

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS V LP

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 20, 2012	BROOKFIELD RETAIL SPLIT II

	By:	Brookfield REP GP Inc., its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS VI LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

31

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS R 1 INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: March 20, 2012	BROOKFIELD RETAIL HOLDINGS R 2 INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre Title: Vice President

32